                                             File No. 70-9135


                SECURITIES AND EXCHANGE COMMISSION
                      450 Fifth Street, N.W.
                       Washington, DC 20549

                         AMENDMENT NO. 1

                                TO

                             FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

          THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            (the Act)


                  YANKEE ATOMIC ELECTRIC COMPANY
                         580 Main Street
                   Bolton, Massachusetts 01740

            (Name of company filing this Statement and
              Address of Principal Executive Office)

                   NEW ENGLAND ELECTRIC SYSTEM

                               and

                       NORTHEAST UTILITIES

            (Name of Top Registered Holding Companies)



Thomas W. Bennet, Jr.         Kirk L. Ramsauer
Vice President and Treasurer, General Counsel and Clerk of Yankee
580 Main Street               25 Research Drive
Bolton, Massachusetts 01740   Westborough, Massachusetts 01582

           (Names and addresses of Agents for Service)
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     ITEM 1 - DESCRIPTION OF PROPOSED TRANSACTION is amended by deleting the first paragraph thereof and replacing it with the following:


     This application/declaration relates to short-term borrowing by Yankee Atomic Electric Company (Yankee Atomic) for the period from January 1, 1998, through December 31, 2002. Yankee Atomic seeks to borrow money from one or more banks, up to a maximum aggregate amount to be outstanding at one time of $10,000,000. Yankee Atomic currently has short-term borrowings authority through December 31, 1997, up to $10,000,000, by Commission Order dated December 28, 1995, in File No. 70-8743 (HCAR 35-26441).
The proceeds of the proposed borrowings will be used to finance the company's working capital needs.
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                            SIGNATURE
                            ---------

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this Amendment No. 1 to Form U-1 (File No. 70-9135) to be signed on its behalf by the undersigned thereunto duly authorized.

                             YANKEE ATOMIC ELECTRIC COMPANY


                             s/Kirk L. Ramsauer
                             ___________________________________
                             Kirk L. Ramsauer
                             Clerk and General Counsel


Date: November 18, 1997